Exhibit 99.1

Phoenix Asia Holdings Limited Announces Unaudited Financial Results For The Six Months Ended September 30, 2025

Hong Kong, March 31, 2026 (GLOBE NEWSWIRE) — Phoenix Asia Holdings Limited (“PHOE” or the “Company”) (Nasdaq: PHOE) is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no material operations of its own. The Company, through its indirectly wholly-owned operating subsidiary, Winfield Engineering (Hong Kong) Limited, is engaged in substructure works, such as site formation, ground investigation and foundation works in Hong Kong. The Company today announced its unaudited financial results for the six months ended September 30, 2025.

First Half of 2025 Financial and Operating Highlights

●	Total revenue decreased by 7.3% from US$3,789,610 to US$3,511,591
●	Gross profit decreased by 31.4% from US$1,080,232 to US$741,443
●	Net income and total comprehensive income decreased by 68.6% from US$631,441 to US$198,336

Mr. Chi Kin Kelvin Yeung , Chief Executive Officer of the Company, commented, “In our operating history of approximately 35 years, we have focused on providing substructure works. We take pride in our portfolio in substructure works. In the six months ended September 30, 2025 we continue to provide quality substructure works to our customers and expand our business. Leveraging our established track record, our expertise in substructure operations and our experienced management team, we believe we are well-positioned to capture the growth of the substructure works market in Hong Kong and expand our business.”

FINANCIAL RESULTS

Revenue

Revenue decreased by 7.3% from US$3,789,610 for the six months ended September 30, 2024 to US$3,511,591 for the six months ended September 30, 2025. The decrease was primarily due to certain projects were completed for the year ended March 31, 2025.

Cost of revenue

Cost of revenue increased by 2.2% from US$2,709,378 for the six months ended September 30, 2024 to US$2,770,148 for the six months ended September 30, 2025. The increase was mainly due to additional work has been necessitated with variation orders for certain projects.

Gross profit and gross profit margin

The gross profits was US$741,443 for the six months ended September 30, 2025, as compared to the gross profit of US$1,080,232 for the six ended September, 2024, a decrease of US$338,789, or 31.4%.

The decrease in gross profit was mainly attributable to additional work has been necessitated with variation orders for certain projects, but the amounts of these variation orders are still under negotiation with the relevant customer.

Net income and total comprehensive income

Net income and total comprehensive income decreased by 68.6% from US$631,441 for the six months ended September 30, 2024 to US$198,336 for the six months ended September 30, 2025. The decrease was mainly due to the decrease in gross profit.

About Phoenix Asia Holdings Limited

Phoenix Asia Holdings Limited is a Hong Kong-based company mainly engaged in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong. With a mission to become a premier substructure contractor in Hong Kong, the Company strives to deliver unparalleled customer satisfaction, the highest standards of work and safety, and exceptional craftsmanship and environmental performance. The Company conducts its business through its wholly-owned Hong Kong operating subsidiaries, Winfield Engineering (Hong Kong) Limited. For more information, please visit the Company’s website: https://ir.winfield.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Phoenix Asia Holdings Limited

Investor Relations Department

Email: ir@winfield.hk/